UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Homex Development Corp.

(Translation of registrant’s name into English)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

25030W100

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EIP Investment Holdings LLC BVBA [IRS number]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States & Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,992,301
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,992,301
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%
12	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EGI-Fund (02-04) Investors, L.L.C. 40-0002819
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EGI-Fund (05-07) Investors, L.L.C. 20-2062590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS GAMI Investments, Inc. 20-2062590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,182,508
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,182,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Chai Trust Company, LLC 36-6934216
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,174,809
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,174,809
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,174,809
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

Item 1.

(a)	Name of Issuer: Homex Development Corp. (Translation of registrant’s name into English)

(b)	Address of Issuer’s Principal Executive Offices:

Andador Javier Mina 891-B

Colonia Centro Sinaloa

80200 Culiacán, Sinaloa, México

Item 2.

(a)	Names of Persons Filing:

EIP Investment Holdings LLC BVBA

EGI-Fund (02-04) Investors, L.L.C.

EGI-Fund (05-07) Investors, L.L.C.

GAMI Investments, Inc.

Chai Trust Company, L.L.C.1

(b)	Addresses of Principal Business Offices or, if none, Residences:

EIP Investment Holdings LLC BVBA

each c/o Equity International, Ltd.

Two North Riverside Plaza

Chicago, IL 60606

EGI-Fund (02-04) Investors, L.L.C.

EGI-Fund (05-07) Investors, L.L.C.

GAMI Investments, Inc.

Chai Trust Company, LLC

each c/o Equity Group Investments, L.L.C.

Two North Riverside Plaza

Chicago, IL 60606

(c)	Citizenship:

EIP Investment Holdings LLC BVBA – United States

EGI-Fund (02-04) Investors, L.L.C. – United States

EGI-Fund (05-07) Investors, L.L.C. – United States

GAMI Investments, Inc. – United States

Chai Trust Company, LLC – United States

(d)	Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares of the Issuer

_________________________

1 The board of managers of Chai Trust Company, LLC, an independent trust company, consists of Bert Cohen, Robert M. Levin, Donald J. Liebentritt, Kellie Zell, Leah Zell Wanger, JoAnn Zell Gillis, and Matthew Zell.

(e)	CUSIP Number: 25030W100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

EIP Investment Holdings LLC BVBA, a Delaware limited liability company, owns 43,992,301 shares of Common Stock of the Issuer, which shares were acquired prior to the Issuer registering such shares of Common Stock in connection with the international initial public offering of the Issuer. Chai Trust Company, LLC shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 43,992,301 shares of Common Stock.

EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, acquired 100,000 American Depositary Shares, representing 600,000 shares of Common Stock, of the Issuer in connection with the international initial public offering of the Issuer. Chai Trust Company, LLC shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 600,000 shares of Common Stock.

EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company, acquired 400,000 American Depositary Shares, representing 2,400,000 shares of Common Stock, of the Issuer in connection with a public offering of the Issuer. Chai Trust Company, LLC shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 2,400,000 shares of Common Stock.

GAMI Investments, Inc., a Delaware corporation, acquired 2,182,508 shares of Common Stock in a pro rata distribution of such shares from a third-party limited partnership of which GAMI Investments, Inc. was a limited partner at the time of distribution. Chai Trust Company, LLC and Samuel Zell share voting and dispositive power with respect to, and hold indirect beneficial ownership of, such 2,182,508 shares of Common Stock.

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii)	Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2007

EIP INVESTMENT HOLDINGS LLC BVBA

By: /s/ Cheryl Engle
Cheryl Engle, Manager

EGI-FUND (02-04) INVESTORS, L.L.C.

By: /s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

EGI-FUND (05-07) INVESTORS, L.L.C.

By: /s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

GAMI INVESTMENTS, INC.

By: /s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

CHAI TRUST COMPANY, LLC

By: /s/ James G. Bunegar
James G. Bunegar, Vice President